April 17, 2014

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:           DXP Enterprises, Inc.
Item 4.01 Form 8-K – Filed April 4, 2014
File No. 0-21513

Dear Mr. Gordon:

I have reviewed the comments contained in your letter to me dated April 8, 2014.  On April 16, 2014 DXP filed a Form 8-K/A which I believe addresses your comments.

DXP Enterprises, Inc. (“DXP”) acknowledges that:

•	DXP is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	DXP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Please contact me at 713-996-4897 if you have any questions regarding this letter or to confirm that the staff will have no further comments on our filing.

Sincerely,

/s/Mac McConnell
Mac McConnell
Senior Vice President & CFO